Exhibit 99.1

Press Release

CENTOGENE Receives Nasdaq Non-Compliance Notice

CAMBRIDGE, Mass. and ROSTOCK, Germany and BERLIN, April 28, 2023 (GLOBE NEWSWIRE) -- Centogene N.V. (Nasdaq: CNTG) (“Centogene”, “we”, or the “Company”), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced that it received a notification letter dated April 24, 2023, from the Nasdaq Stock Market LLC Listing Qualifications Department, indicating that the Company was not in compliance with the minimum bid price requirement set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules since the closing bid price for the Company's common shares listed on Nasdaq was below US$1.00 for 30 consecutive business days (from March 10 through April 21, 2023). Nasdaq Rule 5450(a)(1) requires the shares to maintain a minimum bid price of US$1.00 per share, and Nasdaq Rule 5810(c)(3)(A) provides that failure to meet such a requirement exists when the bid price of the shares is below US$1.00 for a period of 30 consecutive business days. The Nasdaq notification letter does not impact the Company’s listing on the Nasdaq Global Market at this time.

In accordance with Listing Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, the Company has a period of 180 calendar days from the date of notification, or until October 23, 2023, to regain compliance with the minimum bid price requirement. If at any time during the 180-calendar day period, the bid price of the shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written notification that the Company has achieved compliance with the minimum bid price requirement and will consider such deficiency matter closed. In the event that the Company does not regain compliance by October 23, 2023, subject to the determination by the staff of Nasdaq, it may be eligible for an additional 180 calendar days compliance period if it meets the continued listing requirements for market value of publicly held shares and all other initial listing standards, with the exception of bid price requirement, of the Nasdaq Capital Market, and provides written notice to Nasdaq of its intention to cure the deficiency.

The Company intends to actively monitor the bid price for its common shares and will evaluate all available options to resolve the deficiency and regain compliance with Nasdaq Rule 5450(a)(1).

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with nearly 700,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 260 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target & drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodata Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth, execute our business strategy and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on March 31, 2022, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Contact:

CENTOGENE

Ben Legg

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

IR@centogene.com